[PARLUX LETTERHEAD]

March 18, 2011

In connection with its response to the United States Securities and Exchange Commission's comment letter, dated December 2, 2010, Parlux Fragrances, Inc. (the "Company") acknowledges the following:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PARLUX FRAGRANCES, INC.

By:	/s/ Raymond J. Balsys
Raymond J. Balsys
Vice President and Chief Financial Officer